The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)2
Registration No. 333-161191
SUBJECT TO COMPLETION, DATED AUGUST 10, 2009

Preliminary prospectus supplement
To Prospectus dated August 10, 2009

14,000,000 Shares

TRW Automotive Holdings Corp.
Common stock

We are offering 14,000,000 shares of our common stock, par value $0.01 per share. We have granted the underwriters a 30-day option from the date of this prospectus supplement to purchase up to 2,100,000 additional shares of our common stock to cover over-allotments, if any. Upon completion of this offering, we will have 115,463,256 shares of common stock outstanding, 117,563,256 shares if the underwriters exercise their over-allotment option in full.

You should carefully read this prospectus supplement and the accompanying prospectus, together with the documents we incorporate by reference, before you invest in our common stock.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “TRW.” The last reported sale price of our common stock on August 7, 2009 was $20.27 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-2 of this prospectus supplement and page 4 of the accompanying prospectus to read about factors you should consider before buying shares of our common stock.

	Per Share	Total

Public offering price
Underwriting discounts and commissions
Proceeds to us

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on August   , 2009 through the book-entry facilities of The Depository Trust Company.

Joint Bookrunning Managers

J.P. Morgan	Goldman, Sachs & Co.	BofA Merrill Lynch

Co-Managers

Deutsche Bank Securities	Commerzbank Corporates & Markets	UBS Investment Bank

             ABN AMRO Incorporated          Nomura Securities International, Inc.

                                        , 2009

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the terms of this offering of shares of our common stock. The second part is the accompanying prospectus, which provides more general information. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description of this offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement contains information about the shares of our common stock offered in this offering and may add, update or change information in the accompanying prospectus. Before you invest in shares of our common stock, you should carefully read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents we refer to under the heading “Where You Can Find Additional Information” in the accompanying prospectus.

Terms used but not defined in this prospectus supplement shall have the meanings ascribed to them in the accompanying prospectus.

You should rely only on the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus or any free writing prospectus prepared by us. We have not authorized anyone to provide information or represent anything other than that contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. If you receive any other information, you should not rely on it. We are not making an offer in any state or jurisdiction or under any circumstances where the offer is not permitted. You should assume that the information in this prospectus supplement and the accompanying prospectus or any free writing prospectus prepared by us is accurate only as of the date on their cover pages and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

S-i

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth summary consolidated historical financial data as of December 31, 2007 and 2008 and for the fiscal years ended December 31, 2006, 2007 and 2008, which should be read together with our audited consolidated financial statements and the accompanying notes thereto and other financial data incorporated by reference in the accompanying prospectus. Also included is summary consolidated historical financial data as of July 3, 2009 and for the six months ended June 27, 2008 and July 3, 2009, which should be read together with our unaudited condensed consolidated financial statements and the accompanying notes thereto and other financial data incorporated by reference in the accompanying prospectus.

	Fiscal Year Ended			Six Months Ended
		December 31,		July 3,	June 27,
	2008	2007	2006	2009	2008
	(Dollars in millions, except per share amounts)

Statements of Operations Data:
Sales	$14,995	$14,702	$13,144	$5,122	$8,590
Cost of sales	13,977	13,494	11,956	4,892	7,848

Gross profit	1,018	1,208	1,188	230	742
Administrative and selling expenses	523	537	514	224	268
Amortization of intangible assets	31	36	35	11	18
Restructuring charges and fixed asset impairments	145	51	30	50	32
Goodwill impairments	458	—	—	—	—
Intangible asset impairments	329	—	—	30	—
Other (expense) income — net	—	(40)	(27)	(4)	12

Operating (losses) income	(468)	624	636	(81)	412
Financing costs	184	233	250	84	93
Loss (gain) on retirement of debt — net	—	155	57	(35)	—
Equity in earnings of affiliates, net of tax	(14)	(28)	(26)	(4)	(15)
Income tax expense	126	155	166	9	103
Net earnings attributable to noncontrolling interest, net of tax	15	19	13	7	10

Net (losses) earnings attributable to TRW	$(779)	$90	$176	$(142)	$221

Financial Position (at period end):
Total assets	$9,272	$12,290		$9,269
Total liabilities	8,004	8,964		7,928
Total debt (including short-term debt and current portion of long-term debt)	2,922	3,244		3,040
Total equity	1,268	3,326		1,341
Per Share Data:
Basic (losses) earnings per share:
(Losses) earnings per share	$(7.71)	$0.90	$1.76	$(1.40)	$2.19
Weighted average shares outstanding	101.1	99.8	100.0	101.3	100.9
Diluted (losses) earnings per share:
(Losses) earnings per share	$(7.71)	$0.88	$1.71	$(1.40)	$2.16
Weighted average shares outstanding	101.1	102.8	103.1	101.3	102.3

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the risks described below, together with the risks beginning on page 4 of the accompanying prospectus, as well as the other information we have provided in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference herein, before reaching a decision regarding an investment in our common stock.

Risks Relating to this Offering and Our Common Stock

Future sales of our shares could depress the market price of our common stock.

Except as described in the paragraph below, we are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur, and these sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We, certain of our executive officers and our largest stockholder, an affiliate of The Blackstone Group L.P. (“Blackstone”), have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus supplement continuing through the date that is 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives of the underwriters. After this offering, we will have approximately 115.5 million shares of common stock outstanding (excluding the underwriters’ over-allotment option described below). Of those shares, approximately 68.6 million shares will be freely tradeable, and approximately 46.9 million of the 101.5 million shares that were outstanding on August 6, 2009 will be eligible for resale from time to time after the expiration of the 90-day lock-up period. We have also granted the underwriters an option to purchase 2.1 million additional shares of our common stock to cover over-allotments, if any. In addition, approximately 13.9 million shares are reserved for future issuance under the Amended & Restated TRW Automotive Holdings Corp. 2003 Stock Incentive Plan, as amended, including approximately 8.1 million shares issuable upon the exercise of presently outstanding stock options. Approximately 6.5 million of the outstanding stock options are currently vested. In the future, we may issue our common stock in connection with investments or acquisitions. The amount of such common stock issued could constitute a material portion of our then outstanding common stock.

Additional issuances of equity securities would dilute the ownership of our existing stockholders and could reduce our earnings per share.

We may issue equity securities in the future in connection with capital raisings, acquisitions, strategic transactions or for other purposes. To the extent we issue substantial additional equity securities, the ownership of our existing stockholders would be diluted and our earnings per share could be reduced.

Provisions in our certificate of incorporation and by-laws, as well as our rights agreement, may discourage a takeover attempt.

Provisions contained in our certificate of incorporation and by-laws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our certificate of incorporation and by-laws impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. For example, our certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change in control of our company. In addition, a change of control of our company may be delayed or deterred as a result of our having three classes of directors or as a result of our rights agreement. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See “Description of Common Stock” in the accompanying prospectus.

The market price of our common stock has in the past been, and may in the future be, volatile, which could cause the value of your investment to decline.

Volatility in the price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. During the period from January 1, 2007 to August 7, 2009, our common stock fluctuated from a high of $42.30 per share to a low of $1.38 per share. The market price of our common stock has fluctuated significantly in the recent past and could fluctuate significantly in the future for various reasons, including:

•	actual or anticipated fluctuations in our quarterly or annual earnings or those of other companies in our industry;

•	strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;

•	changes in market valuations or operating performance of our competitors or companies similar to ours;

•	additions and departures of key personnel;

•	variance in our financial performance from the expectations of market analysts, including changes to earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

•	changes in accounting standards, policies, guidance, interpretations or principles applicable to our business;

•	conditions in the automotive industry, including changes in vehicle production levels;

•	general global macroeconomic conditions; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

In addition, in recent years, the global equity markets have experienced substantial price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies including us and other companies in our industry. The price of our common stock could fluctuate based on factors that have little or nothing to do with our company and are outside of our control, and these fluctuations could materially reduce our stock price and your ability to sell your shares at a price at or above the price you paid for your shares.

You may not receive dividends on the common stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments and as permitted by our debt agreements. Furthermore, holders of our common stock are subject to the prior dividend rights of any holders of our preferred stock. We are not required to declare cash dividends on our common stock and intend to retain any earnings for debt repayment, future operations and expansion. This could adversely affect the market price of our common stock.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $272 million (or approximately $313 million if the underwriters exercise their over-allotment option in full) after deducting estimated underwriting discounts and estimated offering expenses.

We intend to use approximately one third of the net proceeds from this offering to ratably repay amounts outstanding under our senior secured term loan A facility and our senior secured term loan B facility and approximately two thirds of the net proceeds from this offering to repay amounts outstanding under our senior secured revolving credit facility. Amounts repaid under our senior secured revolving credit facility may be reborrowed.

Our senior secured term loan A facility matures on May 9, 2013, our senior secured term loan B facility matures on February 9, 2014, and our senior secured revolving credit facility matures on May 9, 2012, and each bears interest at a rate equal to an applicable margin plus, at our option, either:

•	a base rate determined by reference to the highest of (a) the prime rate of J.P. Morgan Chase Bank, N.A., (b) the federal funds effective rate plus 0.50% and (c) adjusted LIBOR plus 1%, or

•	adjusted LIBOR with respect to any Eurocurrency borrowings.

As of July 31, 2009, interest rates on each of our senior secured term loan A facility, our senior secured term loan B facility and our senior secured revolving credit facility were LIBOR plus 6%.

Affiliates of certain underwriters are lenders under our senior secured term loan facilities and our senior secured revolving credit facility and will receive a portion of the proceeds from this offering, which is being applied to repay such indebtedness. See “Underwriting.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of July 3, 2009 on an actual basis and on an “as adjusted” basis after giving effect to this offering and the application of the net proceeds therefrom, as set forth under “Use of Proceeds.” You should read the information in this table together with our consolidated financial statements and the related notes and the information contained in the documents incorporated by reference in the accompanying prospectus.

	As of July 3, 2009
	Actual	As Adjusted(1)
	(Unaudited)
	(Dollars in millions)

Cash and cash equivalents	$571	$571

Total debt:
Short-term debt	39	39
Senior notes, due 2014 and 2017	1,416	1,416
Term loan facilities	1,090	1,000
Revolving credit facility	400	218
Capitalized leases	46	46
Other borrowings	49	49

Total debt	3,040	2,768

Stockholders’ equity:
Common Stock, $.01 par value(2)	1	1
Paid-in-capital	1,206	1,478
Accumulated deficit	(520)	(520)
Accumulated other comprehensive income	515	515

Total TRW stockholders’ equity	1,202	1,474
Noncontrolling interest	139	139

Total equity	1,341	1,613

Total capitalization	$4,381	$4,381

(1)	Based on estimated net proceeds of approximately $272 million from the sale of 14,000,000 shares of our common stock in this offering at an assumed public offering price of $20.27 per share, the last reported sale price of our common stock on the NYSE on August 7, 2009, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and assuming the underwriters do not exercise their over-allotment option.

(2)	There are 500 million authorized shares of common stock, of which 101,463,256 shares were issued and outstanding as of August 6, 2009. As adjusted for the offering, 115,463,256 shares will be issued and outstanding (117,563,256 shares if the underwriters exercise their over-allotment option in full) based on our common stock outstanding as of August 6, 2009. From time to time, common stock is issued in conjunction with the exercise of stock options and the vesting of restricted stock units issued as part of the Company’s stock incentive plan. The potential issuance of such shares is not included in the number of shares issued and outstanding as adjusted for the offering.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the NYSE under the symbol “TRW.” The following table sets forth on a per share basis the high and low sales prices on the NYSE for our common stock for each of our fiscal quarters in 2009, 2008 and 2007.

2009	High	Low

First Quarter	$5.18	$1.38
Second Quarter	$12.20	$4.86
Third Quarter (through August 7, 2009)	$20.94	$10.91

Year Ended December 31, 2008	High	Low

First Quarter	$25.48	$18.35
Second Quarter	$29.56	$18.45
Third Quarter	$21.85	$15.44
Fourth Quarter	$16.79	$2.06

Year Ended December 31, 2007	High	Low

First Quarter	$35.97	$25.64
Second Quarter	$42.30	$34.68
Third Quarter	$38.95	$26.67
Fourth Quarter	$33.52	$20.66

The last reported sale price of our common stock on August 7, 2009 on the NYSE was $20.27 per share. As of August 6, 2009, there were approximately 129 holders of record of our common stock.

We do not currently pay any cash dividends on our common stock, and instead intend to retain any earnings for debt repayment, future operations and expansion. The amounts available to us to pay cash dividends are restricted by our debt agreements. Under TRW Automotive Inc.’s senior secured credit facilities, we have a limited ability to pay dividends on our common stock pursuant to a formula based on our consolidated net income and our leverage ratio as specified in the amended and restated credit agreement. The indentures governing our notes also limit our ability to pay dividends. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment), are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax or exchange of information treaty.

A non-U.S. holder will be subject to backup withholding (currently at a rate of 28%) for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

J.P. Morgan Securities Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives (the “representatives”) of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares

J.P. Morgan Securities Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
Commerzbank Capital Markets Corp.
UBS Securities LLC
ABN AMRO Incorporated
Nomura Securities International, Inc.

Total	14,000,000

If the underwriters sell more shares of common stock than the total number set forth in the table above, the underwriters have a 30-day option from the date of this prospectus supplement to buy up to an additional 2,100,000 shares of common stock from us to cover such sales. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

The underwriting agreement provides that the obligation of the underwriters to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. The underwriting fee is the difference between the initial price to the public and the amount paid to us by the underwriters for the shares.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

We have been advised by the underwriters that they propose to initially offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per share. The underwriters may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $500,000 (excluding underwriting discounts and commissions).

Lock-Up Agreements

We, certain of our senior executive officers and Blackstone have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus supplement continuing through the date that is 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives. The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements in whole or in part at any time with or without notice.

The above lock-up provisions shall not apply to the shares of common stock to be sold in this offering. In addition, the above lock-up provision will not preclude:

•	the issuance by us of shares of our common stock upon the exercise of an option or warrant or upon the conversion or exchange of convertible or exchangeable securities, in each case outstanding on the date of this prospectus supplement;

•	the issuance by us of common stock or grants of options to purchase common stock under our stock plans;

•	the issuance by us of shares of common stock in connection with the acquisition of another company; provided that the aggregate market value of such securities do not exceed 5% of our market capitalization as of the date hereof and the recipients of such shares of common stock agree to be bound by the restrictions contained in the lock-up;

•	the filing of a registration statement by us on Form S-8 with respect to our 401K plans or stock incentive plan;

•	transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering;

•	transfers of shares of common stock or any security convertible, exchangeable for or exercisable into common stock as a bona fide gift or gifts as a result of the operation of law or testate or intestate succession; provided that the transferee agrees to be bound by the same terms as the transferor;

•	transfers to a trust, partnership, limited liability company or other entity, the beneficial interests of which are held by the transferor; provided that the transferee agrees to be bound by the same terms as the transferor;

•	sales of common stock by any person other than us pursuant to a cashless exercise of stock options to cover payment of the exercise price and/or tax withholding payments due upon exercise; or

•	sales or transfers of our common stock or securities convertible into or exchangeable for common stock by any person other than us pursuant to a sales plan entered into prior to the date hereof pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for such liabilities.

Stabilization and Short Positions

The underwriters may engage in stabilizing transactions, covering transactions or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover short positions.

These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

European Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus supplement. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the securities described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the securities has been or will be

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of the securities to the public in France.

Such offers, sales and distributions will be made in France only

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The securities may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

This prospectus supplement, as well as any other material relating to the shares of common stock which are the subject of the offering contemplated by this prospectus supplement, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares of common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares of common stock, including, but not limited to, this prospectus supplement, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The shares of common stock are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares of common stock with the intention to distribute them to the public. The investors will be individually approached by the underwriters from time to time.

This prospectus supplement, as well as any other material relating to the shares of common stock, are personal and confidential and do not constitute an offer to any other person. This prospectus supplement may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Italy

The offering of our common stock has not been cleared by the Italian Securities Exchange Commission (commissione Nazionale per le Società e la Borsa (the “CONSOB”)) pursuant to Italian securities legislation, and, accordingly, our common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus supplement or the accompanying prospectus or any other documents relating to our common stock or the offer be distributed in Italy other than to professional investors (operatori qualificanti), as defined in Articles 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended (“Regulation No. 11522”), or in other circumstances where an exemption from the rules governing solicitations to the public at large applies in accordance with Article 100 of Legislative Decree No. 58 of February 24, 1999, as amended (the “Italian Financial Law”), and Article 33 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of our common stock or distribution of copies of this prospectus supplement or the accompanying prospectus or any other document relating to our common stock or the offer in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (1) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), the Italian Financial law, Regulation No. 11522 or any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirements or limitation which may be imposed by CONSOB or the Bank of Italy. Any investor purchasing shares of our common stock in the offer is solely responsible for ensuring that any offer or resale of shares it purchased in the offer occurs in compliance with applicable laws and regulations. This prospectus supplement and the accompanying prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may relay on it or its content.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus supplement, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions.

The net proceeds from this offering will be used to repay indebtedness under our senior secured term loan facilities and our senior secured revolving credit facility and, therefore, affiliates of certain underwriters that are lenders under those credit facilities will receive a portion of the net proceeds from this offering. See “Use of Proceeds.”

Because more than 10% of the net proceeds from this offering could potentially be paid to affiliates of the underwriters pursuant to the repayment of indebtedness under our senior secured credit facilities, this offering will be made pursuant to the applicable provisions of FINRA Rule 5110(h) and in compliance with the requirements of NASD Rule 2720(c)(3).

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

Transfer Agent

The transfer agent and registrar for our common stock is National City Bank.

VALIDITY OF THE SHARES

The validity of the shares of common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York and for the underwriters by Cravath, Swaine & Moore LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related parties and others own an interest representing less than 1% of the capital commitments of funds controlled by The Blackstone Group L.P.

EXPERTS

The (i) consolidated financial statements of TRW Automotive Holdings Corp. as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 appearing in TRW Automotive Holdings Corp.’s Current Report on Form 8-K filed with the Commission on July 29, 2009, (ii) the related financial statement schedule included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (“Form 10-K”), and (iii) the effectiveness of TRW Automotive Holdings Corp.’s internal control over financial reporting as of December 31, 2008, appearing in the Form 10-K, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and related financial statement schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

TRW Automotive Holdings Corp.

Common Stock

We, or a selling stockholder, may offer and sell from time to time in one or more offerings shares of our common stock at prices and on terms determined at the time of any such offering. Each time any shares of common stock are offered pursuant to this prospectus, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering, including the names of any selling stockholders, if applicable. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering. You should read this prospectus and any prospectus supplement, together with the documents we incorporate by reference, carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol “TRW.” On August 7, 2009, the closing price of our common stock was $20.27 per share.

Investing in our common stock involves risks. You should consider the risk factors described in this prospectus, in any accompanying prospectus supplement and in the documents incorporated by reference in this prospectus or in any accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 10, 2009

As used in this prospectus, the terms “we,” “our,” “ours” and “us,” unless the context otherwise requires, refer to TRW Automotive Holdings Corp. and its subsidiaries.

About This Prospectus

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “Commission,” using a “shelf” registration process. Under this shelf registration process, we and/or a selling stockholder, if applicable, may offer and sell from time to time common stock in one or more offerings or resales. Each time shares of common stock are offered, we will provide a supplement to this prospectus that contains specific information about the offering and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering, including the names of any selling stockholders, if applicable. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any accompanying prospectus supplement together with the additional information described under the heading “Where You Can Find Additional Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying supplement to this prospectus or any free writing prospectus prepared by us. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. Neither the delivery of this prospectus nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus.

You should not assume that the information in this prospectus, including any information incorporated in this prospectus by reference, any accompanying prospectus supplement or any free writing prospectus prepared by us, is accurate as of any date other than the date on the front of these documents. Our business, financial condition, results of operations and prospects may have changed since that date.

The Company

We are among the world’s largest and most diversified suppliers of automotive systems, modules and components to global automotive original equipment manufacturers, or OEMs, and related aftermarkets. We conduct substantially all of our operations through subsidiaries. These operations primarily encompass the design, manufacture and sale of active and passive safety related products. Active safety related products principally refer to vehicle dynamic controls (primarily braking and steering), and passive safety related products principally refer to occupant restraints (primarily airbags and seat belts) and safety electronics (electronic control units and crash and occupant weight sensors).

In the first quarter of 2009, we began to manage and report on the Electronics business separately from our other operating segments. As a result, we have made appropriate adjustments to our segment-related disclosures for the first quarter of 2009 as well as historical figures, and we now operate our business along four segments: Chassis Systems, Occupant Safety Systems, Automotive Components and Electronics.

We are primarily a “Tier 1” original equipment supplier, with over 86% of our end-customer sales in 2008 made to major automotive OEMs. Of our 2008 sales, approximately 56% were in Europe, 30% were in North America, 9% were in Asia, and 5% were in the rest of the world. Our history in the automotive supply business dates back to the early 1900s.

Our principal executive offices are located at 12001 Tech Center Drive, Livonia, Michigan 48150, and our telephone number is (734) 855-2600. Our website address is http://www.trw.com. Our website is not part of this prospectus.

Forward-Looking Statements

This prospectus includes and incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as defined in the U.S. Private Securities Litigation Reform Act of 1995. We intend that those statements be covered by the safe harbors created under those laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information. When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts” or future or conditional verbs, such as “will,” “should,” “could” or “may,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in our periodic filings with the Commission, including those described under “Incorporation of Certain Information by Reference.” All forward-looking statements, including, without limitation, management’s examination of historical operating trends and data, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, we cannot assure you that management’s expectations, beliefs and projections will be achieved.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from those suggested by our forward-looking statements, including those set forth in this prospectus under the heading “Risk Factors,” in our reports incorporated by reference into this prospectus and in any accompanying prospectus supplement, and include:

•	any prolonged contraction in automotive sales and production adversely affecting our results, liquidity or the viability of our supply base;

•	the financial condition of OEMs, particularly Ford Motor Company, General Motors Corporation (“GM”) and Chrysler LLC (“Chrysler” and, together with Ford Motor Company and GM, the “Detroit Three”), adversely affecting us or the viability of our supply base;

•	disruptions in the financial markets adversely impacting the availability and cost of credit negatively affecting our business;

•	our substantial debt and resulting vulnerability to economic or industry downturns and to rising interest rates;

•	failure to comply with financial covenants in our debt instruments;

•	escalating pricing pressures from our customers;

•	commodity inflationary pressures adversely affecting our profitability and supply base;

•	our dependence on our largest customers;

•	any impairment of a significant amount of our goodwill or other intangible assets;

•	costs of product liability, warranty and recall claims and efforts by our customers to adversely alter contract terms and conditions concerning warranty and recall participation;

•	strengthening of the U.S. dollar and other foreign currency exchange rate fluctuations impacting our results;

•	any increase in the expense and funding requirements of our pension and other postretirement benefits;

•	risks associated with non-U.S. operations, including foreign exchange risks and economic uncertainty in some regions;

•	work stoppages or other labor issues at our facilities or at the facilities of our customers or suppliers;

•	volatility in our annual effective tax rate resulting from a change in earnings mix or other factors;

•	costs or liabilities relating to environmental and safety regulations;

•	assertions by or against us relating to intellectual property rights;

•	the possibility that our largest stockholder’s interests will conflict with our or our other stockholders’ interests; and

•	and other risks and uncertainties set forth under “Risk Factors” herein and in our other filings with the Commission incorporated by reference herein.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus, in any prospectus supplement hereto and in our other filings with the Commission incorporated by reference herein and therein. We undertake no obligation to release publicly any update or revision to any of the forward-looking statements to reflect events or circumstances that arise after the date such statement is made or to reflect the occurrence of unanticipated events.

Risk Factors

A prolonged contraction in automotive sales and production could have a material adverse effect on our results of operations and liquidity and on the viability of our supply base.

Automotive sales and production are highly cyclical and depend, among other things, on general economic conditions and consumer spending and preferences (which can be affected by a number of issues, including fuel costs and the availability of consumer financing). As the volume of automotive production fluctuates, the demand for our products also fluctuates. Automotive sales and production deteriorated substantially in the second half of 2008. For example, during 2008, the Detroit Three’s North American production levels declined approximately 21% compared to 2007. Automotive sales and production are not expected to rebound significantly in the near term, which will have a continuing negative impact on our sales, liquidity and results of operations. Declines in Europe and North America most notably affect us given our concentration of sales in those regions, which accounted for 56% and 30%, respectively, of our 2008 sales.

These sales and production declines have led to our ongoing efforts to restructure our business and take other actions in order to reduce costs. However, our high levels of fixed costs can make it difficult to adjust our cost base to the extent necessary, or to make such adjustments on a timely basis. In addition, the lower level of forecasted sales and production can result in non-cash impairment charges as the value of certain long-lived assets is reduced. As a result, our financial condition and results of operations have been and are expected to continue to be adversely affected during periods of prolonged declining vehicle production.

Our liquidity could also be adversely impacted if our suppliers were to reduce normal trade credit terms as the result of any decline in our financial condition. Likewise, our liquidity could also be adversely impacted if our customers were to extend their normal payment terms, whether or not permitted under our contracts. If either of these situations occurred, we would need to rely on other sources of funding to bridge the additional gap between the time we pay to our suppliers and the time we receive corresponding payments from our customers.

As a result of the above factors, a prolonged contraction in automotive sales and production could have a material adverse effect on our results of operations and liquidity. In addition, our suppliers would also be subject to many of the same consequences which could adversely impact their results of operations and liquidity. If a supplier’s viability was challenged, it could impact the supplier’s ability to perform as we expect and consequently our ability to meet our own commitments.

The financial condition of OEMs, particularly the Detroit Three, may adversely affect our results and financial condition and the viability of our supply base.

In addition to the impact that production cuts and permanent capacity reductions by the Detroit Three have on our business and results of operations, the financial condition of the Detroit Three can also affect our financial condition. Significantly lower global production levels, tightened liquidity and increased cost of capital have combined to cause severe financial distress among many OEMs and have forced those companies to implement various forms of restructuring actions. In North America, the Detroit Three have suffered disproportionately from the decline in sales and production. As a result of this as well as structural issues specific to their companies (such as significant overcapacity and pension and healthcare costs), each of the Detroit Three is in the midst of unprecedented restructuring including, in the case of Chrysler and GM, reorganization under bankruptcy laws. There can be no assurance that any financial arrangements provided to the Detroit Three, or even the reorganization of Chrysler and GM through bankruptcy, will guarantee viability of the new entities.

While portions of GM and Chrysler have successfully emerged from bankruptcy proceedings in the U.S., it is still uncertain what portion of their respective sales will return and whether they can be viable at a lower level of sales. Since many of our suppliers also supply products directly to the Detroit Three, they may face liquidity issues based on their inability to be financially viable at a lower level of sales by the Detroit Three or the inability to obtain sufficient credit for their businesses. As a result, the financial condition of the Detroit Three may adversely affect our financial condition and that of our suppliers. In addition, the decrease in global production levels as a result of lower vehicle demand could also adversely impact the financial condition of other OEMs and, in turn, could adversely affect our financial condition and that of our suppliers.

Disruptions in the financial markets are adversely impacting the availability and cost of credit which could negatively affect our business.

Disruptions in the financial markets, including the bankruptcy, insolvency or restructuring of certain financial institutions, and the lack of liquidity generally are adversely impacting the availability and cost of incremental credit for many companies, including us, and may adversely affect the availability of credit already arranged including, in our case, credit already arranged under our revolving and receivables facilities. These disruptions are also adversely affecting the U.S. and world economy, further negatively impacting consumer spending patterns in the automotive industry. In addition, as our customers and suppliers respond to rapidly changing consumer preferences, they may require access to additional capital. Several of our customers have sought, or are in various stages of discussions regarding, possible financing from their respective governments where financing is not otherwise available. If required capital is not obtained or its cost is prohibitively high, their business would be negatively impacted which could result in further restructuring or even reorganization under bankruptcy laws. Any such negative impact, in turn, could negatively affect our business either through loss of sales to any of our customers so affected or through inability to meet our commitments (or inability to meet them without excess expense) because of loss of supplies from any of our suppliers so affected. There are no assurances that government responses to these disruptions will restore consumer confidence or improve the liquidity of the financial markets.

Our available cash and access to additional capital may be limited by our substantial debt.

We are a non-investment grade company with a significant level of debt. This amount of debt may limit our ability to obtain additional financing for our business. In addition, we need to devote substantial cash to the payment of interest on our debt, which means that cash may not be used for our other business needs. We may be more vulnerable to an economic or industry downturn and to rising interest rates than a company with less debt.

Our debt instruments contain, and future debt obligations likely will contain, covenants; our failure to comply with these covenants would materially and adversely affect our liquidity and business.

Our debt instruments contain numerous covenants that limit our operations, and our senior secured credit facilities require that we maintain specific financial ratios including a maximum leverage ratio and a minimum interest coverage ratio. Any debt financing incurred by us in the future could contain similar covenants. If we fail to comply with these covenants and are unable to obtain a waiver from our lenders or an amendment of the covenants, a default could result under our debt instruments and our debt may become immediately due and payable. We cannot assure you that we will be in compliance with the covenants in the future or that we will be able to obtain a waiver or an amendment of these covenants if necessary. Our ability to comply with the covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions.

Escalating pricing pressures from our customers may adversely affect our business.

Pricing pressure in the automotive supply industry has been substantial and is likely to continue. Virtually all vehicle manufacturers seek price reductions in both the initial bidding process and during the term of the contract. Price reductions have impacted our sales and profit margins and are expected to do so in the future. If we are not able to offset continued price reductions through improved operating efficiencies and reduced expenditures, those price reductions may have a material adverse effect on our results of operations.

Commodity inflationary pressures may adversely affect our profitability and the viability of our Tier 2 and Tier 3 supply base.

Despite recent declines, the cost of most of the commodities we use in our business has generally increased over the past few years. Ferrous metals, base metals, resins, yarns, energy costs and other petroleum-based products have become more expensive. This has put significant operational and financial burdens on us and our suppliers. It is usually difficult to pass increased prices for manufactured components and raw materials through to our customers in the form of price increases and, even if passed through to some extent, the recovery is typically on a delayed basis. Furthermore, our suppliers may not be able to handle the commodity cost increases and continue to perform as we expect. The unstable condition of some of our suppliers or their failure to perform has caused us to incur additional costs which negatively impacted certain of our businesses in 2008. The continuation or worsening of these industry conditions together with the overall condition of our supply base may lead to further delivery delays, additional costs, production issues or delivery of non-conforming products by our suppliers in the future, which may have a negative impact on our results of operations.

Our business would be materially and adversely affected if we lost any of our largest customers.

For the year ended December 31, 2008, sales to our four largest customers on a worldwide basis were approximately 53% of our total sales. Although business with each customer is typically split among numerous contracts, if we lost a major customer or that customer significantly reduced its purchases of our products, there could be a material adverse effect on our business, results of operations and financial condition.

We have recorded a significant amount of goodwill and other identifiable intangible assets, which may become impaired in the future.

We have recorded a significant amount of goodwill, which represents the excess of cost over the fair value of the net assets of the business acquired, and other identifiable intangible assets, including trademarks, developed technologies, and customer relationships. Impairment of goodwill and other identifiable intangible assets may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products sold by our business, and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge that is included in operating income. As the result of our annual impairment analysis, we adjusted goodwill and other identifiable intangible assets by $787 million. After such adjustment, as of December 31, 2008, goodwill and other identifiable intangible assets totaled $2,138 million or 23% of our total assets. We remain subject to future financial statement risk in the event that goodwill or other identifiable intangible assets become further impaired.

We may incur material losses and costs as a result of product liability, warranty and recall claims that may be brought against us.

In our business, we are exposed to product liability and warranty claims. In addition, we may be required to participate in a recall of a product. Vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with product liability, warranty and recall claims and we have been subject to continuing efforts by our customers to change contract terms and conditions concerning warranty and recall participation. We may see an increase in the number of product liability cases brought against us, as well as an increase in our costs to defend product liability cases, due to the bankruptcies of Chrysler and GM. In addition, vehicle manufacturers have experienced increasing recall campaigns in recent years. Product liability, warranty and recall costs may have a material adverse effect on our financial condition, results of operations and cash flows.

Strengthening of the U.S. dollar and other foreign currency exchange rate fluctuations could materially impact our results of operations.

In 2008, approximately 75% of our sales originated outside of the United States. We translate sales and other results denominated in foreign currencies into U.S. dollars for our consolidated financial statements. This translation is based on average exchange rates during a reporting period. During times of a strengthening U.S. dollar, our reported international sales and earnings would be reduced because foreign currencies may translate into fewer U.S. dollars.

Separately, while we generally produce in the same geographic markets as our products are sold, our sales are more concentrated in U.S. dollars and in euros than our expenses, and therefore our profit margins and earnings could be reduced due to fluctuations or adverse trends in foreign currency exchange rates. While we employ financial instruments to hedge certain of these exposures, this does not insulate us completely from currency effects.

Our pension and other postretirement benefits expense and the funding requirements of our pension plans could materially increase.

Most of our employees participate in defined benefit pension plans or retirement/termination indemnity plans. The rate at which we are required to fund these plans depends on certain assumptions which depend in part on market conditions. As market conditions change, these assumptions may change, which could materially increase the necessary funding status of our plans, and may require us to contribute more to these plans earlier than we anticipated. Also, this could significantly increase our pension expenses and reduce our profitability.

We also sponsor other postretirement benefit (“OPEB”) plans for most of our U.S. and some of our non-U.S. employees. We fund our OPEB obligations on a pay-as-you-go basis and have no plan assets. If health care costs in the future increase more than we anticipated, our actuarially determined liability and our related OPEB expense could increase along with future cash outlays.

We are subject to risks associated with our non-U.S. operations.

We have significant manufacturing operations outside of the United States, including joint ventures and other alliances. Operations outside of the United States, particularly operations in emerging markets, are subject to various risks which may not be present or as significant for operations within U.S. markets. Economic uncertainty in some geographic regions in which we operate, including certain emerging markets, could result in the disruption of markets and negatively affect cash flows from our operations in those areas.

Risks inherent in our international operations include social plans that prohibit or increase the cost of certain restructuring actions; exchange controls; foreign currency exchange rate fluctuations including devaluations; the potential for changes in local economic conditions; restrictive governmental actions such as restrictions on transfer or repatriation of funds and trade protection matters, including antidumping duties, tariffs, embargoes and prohibitions or restrictions on acquisitions or joint ventures; changes in laws and regulations, including the laws and policies of the United States affecting trade and foreign investment; the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems; variations in protection of intellectual property and other legal rights; more expansive legal rights of foreign unions; the potential for nationalization of enterprises; unsettled political conditions and possible terrorist attacks against United States’ or other interests. In addition, there are potential tax inefficiencies in repatriating funds from non-U.S. subsidiaries.

These and other factors may have a material adverse effect on our international operations and, therefore, on our business, results of operations and financial condition.

Work stoppages or other labor issues at our facilities or the facilities of our customers or suppliers could adversely affect our operations.

Due to normal and ordinary labor negotiations or as a result of a specific labor dispute, a work stoppage may occur in our facilities or those of our customers or other suppliers. The turbulence in the automotive industry and actions being taken to address negative industry trends may have the side effect of exacerbating labor relations problems which could increase the possibility of such a work stoppage. If any of our customers experience a material work stoppage, either directly or as a result of a work stoppage at another supplier, that customer may halt or limit the purchase of our products. Similarly, a work stoppage at our facilities or one of our own suppliers could limit or stop our production of the affected products. Such interruptions in our production could have a material adverse effect on our business, results of operations and financial condition.

Our annual effective tax rate could be volatile and materially change as a result of changes in mix of earnings and other factors.

The overall effective tax rate is equal to our total tax expense as a percentage of our total earnings before tax. However, tax expense and benefits are not recognized on a global basis but rather on a jurisdictional or legal entity basis. Losses in certain jurisdictions provide no current financial statement tax benefit. As a result, changes in the mix of earnings between jurisdictions, among other factors, could have a significant impact on our overall effective tax rate.

We may be adversely affected by environmental and safety regulations or concerns.

Laws and regulations governing environmental and occupational safety and health are complicated, change frequently and have tended to become stricter over time. As a manufacturing company, we are subject to these laws and regulations both inside and outside of the United States. We may not be in complete compliance with such laws and regulations at all times. Our costs or liabilities relating to them may be more than the amount we have reserved, of which the difference may be material. Regarding Superfund sites, where we and either Chrysler or GM are both potentially responsible parties, our costs or liabilities may increase because of the discharge of certain claims in the Chapter 11 bankruptcy proceedings of Chrysler and GM. We have spent money to comply with environmental requirements. In addition, certain of our subsidiaries are subject to pending litigation raising various environmental and health and safety claims, including certain asbestos-related claims. While our annual costs to defend and settle these claims in the past have not been material, we cannot assure you that this will remain so in the future.

Developments or assertions by or against us relating to intellectual property rights could materially impact our business.

We own significant intellectual property, including a large number of patents, trademarks, copyrights and trade secrets, and are involved in numerous licensing arrangements. Our intellectual property plays an important role in maintaining our competitive position in a number of the markets that we serve. Developments or assertions by or against us relating to intellectual property rights could materially impact our business.

Because Blackstone owns a substantial percentage of our stock, the influence of our public stockholders over significant corporate actions will be limited, and conflicts of interest between Blackstone and us or our public stockholders could arise in the future.

Currently an affiliate of The Blackstone Group L.P. (“Blackstone”) beneficially owns approximately 45% of our outstanding shares of common stock. As a result, Blackstone has a significant voting block with respect to all matters submitted to our stockholders, including the election of our directors and our decisions to enter into any corporate transaction, and its vote may be difficult to overcome on any transaction that requires the approval of stockholders.

Use of Proceeds

In the case of a sale of securities by us, the use of proceeds will be specified in the accompanying prospectus supplement. In the case of a sale of securities by any selling stockholder, we will not receive any of the proceeds from such sale.

Description of Common Stock

In this section, we describe material features and rights of our common stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to applicable Delaware law and our second amended and restated certificate of incorporation (our “certificate of incorporation”) and third amended and restated by-laws (our “by-laws”), each of which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

Authorized Capitalization

Our authorized capital stock consists of (i) 500,000,000 shares of common stock, par value $0.01 per share, of which 101,463,256 shares were issued and outstanding as of August 6, 2009, and (ii) 250,000,000 shares of preferred stock, par value $0.01 per share, including 500,000 shares of Series A junior participating preferred stock of which no shares are currently issued and outstanding.

Common Stock

Voting Rights.  Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights.  Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. Our senior credit facilities and indentures impose restrictions on our ability to declare dividends with respect to our common stock.

Liquidation Rights.  Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of the assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other Matters.  The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Each share of our common stock has associated with it the right to purchase one share of Series A junior participating preferred stock under our Rights Agreement, dated as of January 23, 2004, between us and National City Bank (the “rights agreement”).

Series A Junior Participating Preferred Stock

Our board of directors has the authority to issue shares of Series A junior participating preferred stock from time to time and to increase the number of authorized shares of Series A junior participating preferred stock. The Series A junior participating preferred stock rank junior to all other preferred stock, but senior to our common stock. The holders of Series A junior participating preferred stock vote with the holders of our common stock as a single class, unless otherwise required by law, and are entitled to 1,000 votes per share. The board of directors may not effect any amendment to the terms of the Series A junior participating preferred stock which would adversely affect the rights, powers and preferences thereof without the prior approval of the holders of two-thirds of the then outstanding Series A junior participating preferred stock. The holders of our Series A junior participating preferred stock are entitled to receive dividends equal to the greater of $1 per share and an amount equal to 1000 times the aggregate per share amount of any dividends declared on the common stock. In the event we are subject to any liquidation, dissolution or winding up, the holders of Series A junior participating preferred stock are entitled to receive an aggregate per share liquidation payment of 1000 times the payment made per share of common stock. The Series A junior participating preferred stock may not be redeemed.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and By-laws

Certain provisions of our certificate of incorporation and by-laws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified Board

Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors is elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation and by-laws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than three or more than fifteen directors.

Removal of Directors; Vacancies

Under the Delaware General Corporation Law (“DGCL”), unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our certificate of incorporation and by-laws provide that unless otherwise provided in the stockholders agreement, directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our certificate of incorporation and by-laws also provide that unless otherwise provided in the stockholders agreement, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly provide for cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders

Our certificate of incorporation prohibits stockholder action by written consent. It also provides that special meetings of our stockholders may be called only by the chairman of our board or the President or Secretary at the direction of the board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our by-laws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation or by-laws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides that the following provisions in our certificate of incorporation and by-laws may be amended only by a vote of at least 80% of the voting power of all of the outstanding shares of our stock entitled to vote:

•	classified board (the election and term of our directors);

•	the removal of directors;

•	the prohibition on stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in our board of directors and the chairman of our board;

•	the advance notice requirements for stockholder proposals and director nominations; and

•	the amendment provision requiring that the above provisions be amended only with an 80% supermajority vote.

In addition, our certificate of incorporation grants our board of directors the authority to amend and repeal our by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

Our certificate of incorporation and by-laws, as well as an indemnification agreement executed with each of our directors and executive officers, provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Rights Agreement

Under our rights agreement, each share of our common stock has associated with it one preferred stock purchase right. Each of these rights entitles its holder to purchase, at a purchase price of $115.00, subject to adjustment, one one-thousandth of a share of Series A junior participating preferred stock under circumstances provided for in the rights agreement.

The purpose of our rights agreement is to:

•	give our board of directors the opportunity to negotiate with any persons seeking to obtain control of us;

•	deter acquisitions of voting control of us without assurance of fair and equal treatment of all of our stockholders; and

•	prevent a person from acquiring in the market a sufficient amount of voting power over us to be in a position to block an action sought to be taken by our stockholders.

The exercise of the rights under our rights agreement would cause substantial dilution to a person attempting to acquire us on terms not approved by our board of directors and therefore would significantly increase the price that person would have to pay to complete the acquisition. Our rights agreement may deter a potential acquisition or tender offer.

Until a “distribution date” occurs, the rights will:

•	not be exercisable;

•	be represented by the same certificate that represents the shares with which the rights are associated; and

•	trade together with those shares.

The rights will expire at the close of business on January 22, 2014, unless earlier redeemed or exchanged by us.

Following a “distribution date,” the rights would become exercisable and we would issue separate certificates representing the rights, which would trade separately from the shares of our common stock.

A “distribution date” would occur upon the earlier of:

•	ten days after a public announcement that a person has become an “acquiring person,” or

•	ten business days after a person commences or announces its intention to commence a tender or exchange offer that, if successful, would result in the person becoming an “acquiring person.”

Under our rights agreement, a person becomes an “acquiring person” if the person, alone or together with a group, acquires beneficial ownership of 15% or more of the outstanding shares of our common stock. However, an “acquiring person” shall not include us, any of our subsidiaries, any of our employee benefit plans, any person or entity acting pursuant to such employee benefit plans, Automotive Investors L.L.C. or any affiliates thereof or any transferees thereof of at least 15% of our then outstanding common stock or, subject to limitations on their ability to acquire additional shares of common stock, Northrop Grumman and certain of its subsidiaries. Our rights agreement also contains provisions designed to prevent the inadvertent triggering of the rights by institutional or certain other stockholders.

If any person becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to purchase, at the purchase price, a number of our shares of common stock having a market value equal to two times the purchase price. If, following a public announcement that a person has become an acquiring person:

•	we merge or enter into any similar business combination transaction and we are not the surviving corporation; or

•	50% or more of our assets, cash flow or earning power is sold or transferred,

each holder of a right, other than the acquiring person, will be entitled to purchase, at the purchase price, a number of shares of common stock of the surviving entity having a market value equal to two times the purchase price.

After a person becomes an acquiring person, but prior to such person acquiring 50% of our outstanding shares of common stock, our board of directors may exchange the rights, other than rights owned by the acquiring person, at an exchange ratio of one share of common stock, or one one-thousandth of a share of Series A junior participating preferred stock, or of a share of our preferred stock having equivalent rights, preferences and privileges, for each right.

At any time until a person has become an acquiring person, our board of directors may redeem all of the rights at a redemption price of $.01 per right. On the redemption date, the rights will expire and the only entitlement of the holders of rights will be to receive the redemption price.

A holder of rights will not, as such, have any rights as our stockholder, including rights to vote or receive dividends.

For so long as the rights are redeemable, our board of directors may amend any provisions in the rights agreement without the approval of any holders of the rights. At any time when the rights are no longer redeemable, our board of directors may amend the provisions of our rights agreement without the approval of any holders of the rights in order to:

•	cure any ambiguity;

•	correct or supplement any provision contained in the rights agreement which may be defective or inconsistent with any other provisions in the rights agreement;

•	shorten or lengthen any time period under our rights agreement; or

•	change or supplement the provisions in the rights agreement in any manner which we may deem necessary or desirable;

provided, that no amendment adopted after the rights are no longer redeemable may adversely affect the interests of the holders of rights, and no such amendment may cause the rights again to become redeemable or cause the rights agreement again to become amendable other than in accordance with the amendment provision.

The distribution of the rights will not be taxable to our stockholders or us. Our stockholders may recognize taxable income when the rights become exercisable for our common stock or an acquiring company.

Delaware Anti-takeover Statute

We have opted out of Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change in control attempts.

Transfer Agent and Registrar

National City Bank is the transfer agent and registrar for our common stock.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “TRW.”

Authorized but Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Where You Can Find Additional Information

We are subject to the informational requirements of the Exchange Act, and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the Commission. Our Commission filings are available to the public over the Internet at the Commission’s website at http://www.sec.gov. You may also read and copy any document we file with the Commission at its public reference facility located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our common stock is listed on the New York Stock Exchange. You may inspect reports and other information concerning us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act are available free of charge through our website at http://www.trw.com under “Investors” as soon as reasonably practicable after they are electronically filed with, or furnished to, the Commission. Information contained on our website, however, is not and should not be deemed a part of this prospectus.

Incorporation of Certain Information by Reference

The Commission allows us to “incorporate by reference” the information contained in documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the Commission prior to the date of this prospectus, while information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the applicable offering is completed.

•	our annual report on Form 10-K for the year ended December 31, 2008 (including the portions of our Proxy Statement on Schedule 14A for our 2009 annual meeting of stockholders filed with the Commission on April 3, 2009 that are incorporated by reference therein);

•	our quarterly reports on Form 10-Q for the quarters ended April 3, 2009 and July 3, 2009; and

•	our current reports on Form 8-K filed on January 13, 2009, February 24, 2009, April 29, 2009, May 20, 2009, June 2, 2009, June 26, 2009 and July 29, 2009 (two separate reports).

You may request a copy of these filings at no cost, by writing or calling us at:

TRW Automotive Holdings Corp.
12001 Tech Center Drive
Livonia, Michigan 48150
(800) 219-7411
Attention: Director — Investor Relations

You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the Commission.

Plan of Distribution

We and/or the selling stockholders, if applicable, may sell the common stock from time to time in any of the following ways:

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The prospectus supplement will set forth the terms of the offering of such shares of common stock, including:

•	the name or names of any underwriters, dealers or agents and the amounts of shares underwritten or purchased by each of them; and

•	the public offering price of the shares and the proceeds to us and/or the selling stockholders, if applicable, and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We and/or the selling stockholders, if applicable, may effect the distribution of the shares from time to time in one or more transactions either:

•	at a fixed price or at prices that may be changed;

•	at market prices prevailing at the time of the sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.

Transactions through dealers may include block trades in which dealers will attempt to sell the common stock as agent but may position and resell the block as principal to facilitate the transaction. The common stock may be sold through dealers or agents or to dealers acting as market makers. If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities (other than any securities purchased upon exercise of any over-allotment option).

We and/or the selling stockholders, if applicable, may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. Any underwriters, broker-dealers and agents that participate in the distribution of the securities may be deemed to be “underwriters” as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the securities, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in a prospectus supplement.

The common stock may be sold on any national securities exchange on which the common stock may be listed at the time of sale, in the over-the-counter market or in transactions otherwise than on such exchanges or in the over-the-counter market or in transactions that include special offerings and exchange distributions pursuant to and in accordance with the rules of such exchanges.

We and/or the selling stockholders, if applicable, may enter into derivative transactions or forward sale agreements on shares of common stock with third parties. In such event, we or the selling stockholders may pledge the shares underlying such transactions to the counterparties under such agreements, to secure our or the selling stockholders’ delivery obligation. The counterparties or third parties may borrow shares of common stock from us, the selling stockholders or third parties and sell such shares in a public offering. This prospectus may be delivered in conjunction with such sales. Upon settlement of such transactions, we or the selling stockholders may deliver shares of common stock to the counterparties that, in turn, the counterparties may deliver to us, the selling stockholders or third parties, as the case may be, to close out the open borrowings of common stock. The counterparty in such transactions will be an underwriter and will be identified in the applicable prospectus supplement.

A prospectus supplement may be used for resales from time to time by any holder of our securities that may acquire such shares of common stock upon an in-kind distribution by any existing security holder of all or a portion of such existing security holder’s shares to its limited and general partners. Such selling stockholders may include direct and indirect transferees, pledgees, donees and successors of the selling stockholders. Further, a prospectus supplement may be used in connection with sales or resales by any general partner of a selling stockholder in connection with sales by such general partner for cash or subsequent transfers by such general partner to its limited partners of their ratable portion of the shares then owned by such general partner, together with resales of such shares by such limited partners.

Underwriters or agents may purchase and sell the securities in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate activities that may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the securities are traded, in the over-the-counter market or otherwise.

Our common stock is listed on the New York Stock Exchange under the symbol “TRW.”

Agents and underwriters may be entitled to indemnification by us and the selling stockholders, if applicable, against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business. The specific terms of the lock-up provisions in respect of any given offering will be described in the applicable prospectus supplement.

Legal Matters

The validity of the common stock offered by this prospectus will be passed upon by Simpson Thacher & Bartlett LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related parties and others own an interest representing less than 1% of the capital commitments of funds controlled by The Blackstone Group L.P.

Experts

The (i) consolidated financial statements of TRW Automotive Holdings Corp. as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 appearing in TRW Automotive Holdings Corp.’s Current Report on Form 8-K filed with the Commission on July 29, 2009, (ii) the related financial statement schedule included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (“Form 10-K”), and (iii) the effectiveness of TRW Automotive Holdings Corp.’s internal control over financial reporting as of December 31, 2008, appearing in the Form 10-K, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and related financial statement schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

14,000,000 Shares

TRW Automotive Holdings Corp.
Common Stock

PROSPECTUS SUPPLEMENT
               , 2009

Joint Bookrunning Managers

J.P. Morgan	Goldman, Sachs & Co.	BofA Merrill Lynch

Co-Managers

Deutsche Bank Securities	Commerzbank Corporates & Markets	UBS Investment Bank

             ABN AMRO Incorporated          Nomura Securities International, Inc.